LADENBURG THALMANN & CO. INC.

999 Vanderbilt Beach Road, Suite 200

Naples, Florida 34108

December 16, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Gregory Dundas

Re:	Achieve Life Sciences, Inc. Registration Statement on Form S-1 (File No. 333-234530) originally filed November 6, 2019, as amended.

Requested Date: December 16, 2019

Requested Time: 4:30 PM Eastern Time

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representative of the several underwriters, hereby join in the request of Achieve Life Sciences, Inc. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:30 p.m., Eastern Time (US), on December 16, 2019, or at such later time as the Company or its outside counsel, Fenwick & West LLP, may request via a telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Pursuant to Rule 460 under the Act, we wish to advise you that the underwriters have distributed as many copies of the Preliminary Prospectus dated December 2, 2019 to underwriters, dealers, institutions and others as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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Sincerely,

LADENBURG THALMANN & CO. INC.

By:	/s/ Nicholas Stergis
Nicholas Stergis
Managing Director

[Signature Page to Underwriter Acceleration Request Letter]